

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 7, 2009

Bradley C. Anderson
Vice President – Finance and Chief Financial Officer
Amtech Systems, Inc.
131 South Clark Drive
Tempe, Arizona 85281

      **Re:    Amtech Systems, Inc.**
             **Form 10-K for the fiscal year ended September 30, 2008**
             **Filed December 10, 2008**
             **File No. 000-11412**

Dear Mr. Anderson:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                    Sincerely,

                                    Brian Cascio
                                    Accounting Branch Chief